August 26, 2024
VIA EDGAR AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Attention:
Lory Empie
Marc Thomas
Todd Schiffman
James Lopez

Re: Morgan Stanley
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 22, 2024
Form 10-Q for the Quarterly Period Ended June 30, 2024
Filed August 5, 2024
File No. 001-11758
Ladies and Gentlemen:
Morgan Stanley (the “Company”) is pleased to respond to your letter of August 14, 2024 concerning its Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) and Form 10-Q for the quarterly period ended June 30, 2024.
For your convenience, we have restated your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results - Full Year Ended December 31, 2023, page 29

Comment:

1.Please tell us and revise, in future filings, to provide a specific and thorough discussion of the severance expenses, which were primarily related to the May 2023 “employee action.” Your disclosures should take into consideration and address the steps taken by the Company, as well as the impact on the operating performance of the impacted segments, geographic areas and on the consolidated level.

Response:
For the year ended December 31, 2023 (“prior year”) the Company recognized severance costs primarily associated with specific reductions in workforce (“RIFs”) of $353 million, of which $308 million were related to a May 2023 RIF recorded in the second quarter of 2023 (i.e. “employee action” in the 2023 Form 10-K), and an additional $45 million which were recorded in the second half of the year, all included within Compensation and benefits expenses as disclosed on pages 30 and 35 of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2023 Form 10-K. The specific RIFs occurred across the Company’s business segments and geographic regions and impacted approximately 4% of the Company’s global workforce at that time. The specific RIFs resulted from the Company’s review of its global workforce, operating expenses and the business environment following the acquisitions of E*TRADE Financial Corporation (“E*TRADE”) and Eaton Vance Corp. (“Eaton Vance”), rather than a change in strategy or exit of businesses. The impact of severance costs to any individual segment or geographic region was not deemed to be material for the prior year.

The Company had previously disclosed severance costs in the Financial Data Supplement of the Company (“Earnings Supplement”) for the quarter and year ended December 31, 2023 that was filed as Exhibit 99.2 to the Company’s Form 8-K dated January 16, 2024, of $220 million in the Institutional Securities business segment, $105 million in the Wealth Management business segment, and $28 million in the Investment Management business segment for the prior year. These severance costs reduced diluted EPS by $0.17 and pre-tax margin by approximately 65 basis points for the Company, 95 basis points for Institutional Securities, 40 basis points for Wealth management and 52 basis points for Investment management business segments for the prior year.
In future filings, to the extent the Company incurs material charges and such charges have a significant impact on any individual business segment or geographic region, or represent a material portion of the changes in an expense category within Management’s Discussion and Analysis, the Company will discuss and quantify the amount of these expenses by business segment and geography along with the impact to operating performance.
In future filings, in response to the Staff’s comment, beginning with the Form 10-Q for the quarter ended September 30, 2024, the Company will provide the following expanded qualitative and quantitative disclosure of prior period severance costs.
During the nine months ended September 30, 2023, Compensation and benefits expenses included severance costs of $308 million, associated with a reduction in workforce during the second quarter of 2023. This specific reduction in workforce occurred across the Company’s business segments and geographic regions, impacted approximately 4% of the Company’s global workforce, and resulted from the Company’s review of its global workforce, operating expenses and the business environment following the acquisitions of E*TRADE and Eaton Vance, rather than a change in strategy or exit of businesses. We recorded severance costs of $207 million in the Institutional Securities business segment, $78 million in the Wealth Management business segment, and $23 million in the Investment Management business segment for the prior year period. These costs were primarily incurred in the Americas and EMEA, with the majority in the Americas.
Comment:
2.Please tell us and revise, in future filings, to provide a specific and thorough discussion of the integration-related expenses recognized during the period. Your disclosures should discuss each of the types of integration activities that includes those relating to E*TRADE, the costs recognized, the segments impacted and on the consolidated level. You should also address additional costs required to complete any planned integration-related activities.

Response:

The Company recognized integration-related expenses of $293 million for the prior year, primarily related to the integrations of its acquired businesses, E*TRADE within the Wealth Management business segment and Eaton Vance within the Investment Management business segment. These integration-related expenses were significantly lower than the integration-related expenses incurred in the years ended December 31, 2022 of $470 million, and December 31, 2021 of $456 million, both from a consolidated and segment perspective, given integration activities were substantially completed by December 31, 2023. Additionally, segment attribution of these expenses during the prior year remained largely consistent with the attribution disclosed in 2022 and 2021.
In the Earnings Supplement for the quarter and year ended December 31, 2023, the Company disclosed integration-related expenses for the quarter and year ended December 31, 2023, of $30 million and $201 million respectively in the Wealth Management business segment, and $19 million and $92 million, respectively, in the Investment Management business segment. Similar tabular disclosures of integration-related expenses were also made in Form 10-K and 10-Q filings and Earnings Supplements from the year ended December 31, 2020 through the year ended December 31, 2022 when integration-related expenses were more significant.
Integration expenses in the prior year primarily included non-compensation expenses such as information technology expense related to the consolidation of platforms, and professional fees related to changes in legal entity structures and the integration of clients, within both the Wealth Management and Investment Management business segments. The Company has a process to track integration-related expenses by segment which is administered by the businesses with oversight from our Financial Control group.

The integrations for both E*TRADE and Eaton Vance were substantially completed as of December 31, 2023. In future filings, to the extent that a material portion of the changes in compensation and/or non-compensation expenses results from a movement of integration-related expenses, the Company will discuss and quantify the amount of these expenses by business segment.
In future filings, beginning with the Form 10-Q for the quarterly period ending September 30, 2024, the Company will provide the following expanded qualitative and quantitative disclosure of integration-related expenses in response to the Staff’s comment.
Integration-related Expenses
In the nine months ended September 30, 2023, integration expenses were $244 million, of which $171 million related to the integration of E*TRADE within the Wealth Management business segment and $73 million related to the integration of Eaton Vance within the Investment Management business segment. Integration-related expenses primarily included non-compensation expenses such as information technology expense related to the consolidation of platforms, and professional fees related to changes in legal entity structures and the integration of clients, within both Wealth Management and Investment Management business segments. All integration-related activities were substantially completed as of December 31, 2023.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Notes to Consolidated Financial Statements
2. Significant Accounting Policies, page 45

Comment:

3.We note you implemented certain presentation changes in the first quarter of 2024 that affected interest income and interest expense but had no effect on net interest income. Please tell us what prior period amounts and line items have been reclassified in these historical financial statements and revise your disclosures, in future filings, to provide further clarity on any reclassification changes, such as the nature, magnitude and the specific impact on affected line items in the financial statements. Refer to ASC 205-10-50-1. In addition, address the basis for your conclusion that the changes did not represent a change in accounting principle.

Response:
In the Form 10-Q for the quarterly period ended June 30, 2024, we disclosed the prior period amounts and line items that were reclassified in historical financial statements, as well as the impacted business segment – Institutional Securities – in Notes 17. Interest Income and Interest Expense (on page 75) and 19. Segment, Geographic and Revenue Information to the Consolidated Financial Statements (on page 76) which stated:
Certain prior period amounts have been adjusted to conform with the current period presentation. This adjustment resulted in a decrease to both interest income and interest expense of $1,135 million and $2,025 million for the three months and six months ended, June 30, 2023, respectively. There was no change to net interest income for the Institutional Securities segment. See Note 2 for additional information.
There was no impact to net interest amounts presented in the Equity and Fixed Income Net Revenues table within the Institutional Securities business segment discussion in Management's Discussion and Analysis on page 12 of our Form 10-Q for the quarterly period ending June 30, 2024.
In future filings, beginning with the Form 10-Q filing for the quarter ended September 30, 2024, the Company will aggregate the qualitative and quantitative disclosure relating to this adjustment in Note 2. Significant Accounting Policies to the Consolidated Financial Statements as follows and in addition we will continue to present the existing disclosures in Notes 17 and 19 to the Consolidated Financial Statements for greater prominence in response to the Staff’s comment:

In the first quarter of 2024, the Firm implemented certain presentation changes which resulted in a decrease to both interest income and interest expense of $1,179 million and $3,204 million for the three months and nine months ended, September 30, 2023, respectively and no effect on net interest income, with the entire impact to the Firm recorded within the Institutional Securities segment. These changes further aligned the accounting treatment between the balance sheet and the related interest income or expense, primarily by offsetting interest income and expense for certain prime brokerage-related customer receivables and payables that are currently accounted for as a single unit of account on the balance sheet. The current and previous presentation of these interest income and interest expense amounts are acceptable and the change does not represent a change in accounting principle. These changes were applied retrospectively to the consolidated income statement for 2023 and accordingly, prior period amounts were adjusted to conform with the current presentation.

Basis for conclusion
In response to the Staff’s request to address the Company’s basis for conclusion that the changes did not represent a change in accounting principle:
Background
The Company offers various services to prime brokerage clients in the U.S. and internationally, which include extension of margin to facilitate client’s securities purchase transactions and sourcing securities or executing other financing arrangements to cover client short positions. These transactions are typically accounted for as a single unit of account on the balance sheet, and the presentation change further aligned the presentation of prime brokerage activities within the income statement with the presentation of such activities on the balances sheet.
Accounting Analysis
A change in accounting principle is defined under ASC 250, Accounting Changes and Error Corrections as:
A change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle.
The Company notes that these transactions are not in scope of ASC 606, Revenue from Contracts with Customers as they represent financial instruments and that there is no prescriptive U.S. GAAP guidance addressing the presentation of interest income and expense in these situations.
Furthermore, the Company referenced the nonauthoritative guidance in Deloitte & Touche’s Q&A on Accounting for Changes in Presentation 250-10-45 which states:
A Change When Guidance Is Not Prescriptive
In certain instances in which guidance is not prescriptive, we do not believe that a change in historical presentation would represent a change in accounting principle as defined under ASC 250 if the entity is able to conclude that both the previous presentation and the new presentation are acceptable. Instead, the change should be viewed as a change from one acceptable presentation to another. For example, ASC 830 is silent on the presentation of foreign currency transaction gains and losses; therefore, a change in presentation would not need to be evaluated as a change in accounting principle or an error. Although this would not be an accounting policy change, the change should be applied retrospectively, and the entity should conform the presentation of all periods presented.

Conclusion
Given U.S. GAAP is not prescriptive as to the presentation of these transactions, the Company concluded that both new and previous presentations are acceptable and the change accordingly, did not represent a change in accounting principle.
These changes were applied retrospectively to the income statement for 2023 and accordingly, prior period amounts were adjusted to conform with the current presentation. While the change in presentation did not impact any key financial performance measures within the Consolidated Financial Statements, the Company provided disclosure about the change in the Notes to the Consolidated Financial Statements referred to above, and in future filings plans to consolidate disclosures in Note 2. Significant Accounting Policies, as discussed above, for greater prominence.
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Please feel free to contact Raja J. Akram at (212) 761-7707 or me at (212) 761-1632 if you would like further clarification or additional information.

Sincerely,

/s/ Sharon Yeshaya

Sharon Yeshaya Executive Vice President and Chief Financial Officer

cc:	Raja J. Akram, Deputy Chief Financial Officer (Chief Accounting Officer)
Eric Grossman, Executive Vice President, Chief Legal Officer and Chief Administrative Officer